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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934





FOR THE MONTH OF           FEBRUARY, 1999
                -----------------------------------------

                ROYAL CARIBBEAN CRUISES LTD.
                -------------------------------------------------------------

                1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                -------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

      [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F     X                FORM 40-F
                              -----                           -----

      [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES                            NO             X
                              -----                           -----

      [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].


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                                        Contact:  Lynn Martenstein or Rich Steck
                                                  (305) 539-6573

                                        FOR IMMEDIATE RELEASE



                 ROYAL CARIBBEAN RECEIVES INDICTMENT FOR CHARGES
                        SIMILAR TO THOSE ALREADY SETTLED

         MIAMI - February 24, 1999 - Royal Caribbean Cruises Ltd. received an indictment today from a grand jury in Los Angeles for presenting false oil record books on the NORDIC PRINCE in 1994. The company pled guilty to and apologized for similar charges covering the same time period in a settlement last year involving the NORDIC PRINCE and other Royal Caribbean ships, at which time the company paid a $9 million fine to the government.

         In June 1998, Royal Caribbean Cruises Ltd. and the U.S. Department of Justice reached a plea agreement in Florida and Puerto Rico to settle charges of "false statements to the U.S. Coast Guard...by presenting false anD fictitious oil record books," involving several of the company's ships, including the NORDIC PRINCE. The charges in Los Angeles are for the same practice during the same 1994 time period. Strictly forbidden by Royal Caribbean and the U.S. government, the practice has since been terminated.

         "As we have said before, these acts were wrong and are totally inexcusable. We are doing everything we can to operate our ships above and beyond compliance. With new approaches in procedures, staffing and technology, Royal Caribbean has made dramatic strides in its environmental procedures and intends to continue to improve," said Royal Caribbean International President Jack Williams.

         The company has strengthened its environmental program considerably in recent years, with extensive training programs; environmental officers on each ship; a senior vice president responsible for environmental compliance; the requirement for continuous improvement, and new technology. One dramatic step includes the development and installation of a new, advanced bilge-water cleaning system on every ship. This new system allows the company to discharge bilge water at least three times as pure as legally allowed. The new equipment was developed cooperatively by Royal Caribbean International and Marin Miljoteknik AB of Sweden.

         Since pleading guilty to similar charges last year, the company has implemented a government-approved Environmental Compliance Plan and reports regularly to the federal court to ensure authorities of its adherence to the plan.

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                                       Contact:  Lynn Martenstein or Rich Steck
                                                 (305) 539-6573

                                       FOR IMMEDIATE RELEASE





            TWO MORE 85,000-TON VESSELS ORDERED FOR CELEBRITY CRUISES

         MIAMI - February 23, 1999 - Royal Caribbean Cruises Ltd. (NYSE & OSE:
RCL) has exercised its options to build two additional 85,000-ton, 1,950-passenger cruise ships for Celebrity Cruises at a contract cost of approximately $350 million each, with delivery set for August 2001 and April 2002.

         The ships will be in addition to Celebrity's two Millennium-class ships currently under construction at Chantiers de l'Atlantique shipyard in St. Nazaire, France, and due for delivery in June 2000 and January 2001.

         "Our guests' enthusiasm for the Celebrity style and quality of cruising has created a growing demand for more ships and more itinerary options," said Celebrity's president, Rick Sasso. "This series of four Millennium-class ships will answer that demand in an ideal way: stylish and contemporary, with state-of-the-art technology."

         The two additional ships will have the same Millennium-class hull, superstructure, propulsion and machinery design, but each ship's interior theming and public rooms will have their own unique style and character. The Millennium-class vessels are being built to Panamax dimension standards to enable Panama and Suez canal transits for worldwide deployment.

         All the Millennium-class vessels, along with Royal Caribbean's Vantage-class ships, will be the first cruise ships to incorporate gas turbine propulsion. This technology minimizes environmental impact by drastically reducing air emissions, sludge and oil waste, providing the cruise industry's most environmentally-sensitive source of power.

         The Millennium-class ships are natural progressions of Celebrity's popular and very successful fleet of 1990s-built ships and will highlight the line's acclaimed product features. Over 70 percent of the spacious outside staterooms will have balconies; the Millennium-class vessels also will have the largest luxury suites afloat. Other Celebrity signature features will include art collections that mirror Celebrity's leadership in museum quality art at sea, plus Celebrity's sophisticated AquaSpa facilities and dining cuisine under the direction of internationally-acclaimed master chef Michel Roux.

         Celebrity Cruises fleet of five ships - CENTURY, GALAXY, HORIZON, MERCURY and ZENITH - sail in Alaska, Bermuda, the Caribbean, Europe and the Panama Canal. The line is one of two cruise brands owned and operated by Royal Caribbean Cruises Ltd., which also operates Royal Caribbean International. For additional information, visit the line's Internet sites at www.celebrity-cruises.com or www.rclinvestor.com.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ROYAL CARIBBEAN CRUISES LTD.
                                               (Registrant)


Date:    March 1, 1999                 By: /s/ RICHARD J. GLASIER
                                           --------------------------------
                                           Richard J. Glasier
                                           Executive Vice President
                                              and Chief Financial Officer